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Exhibit 20(a)

QRS Adopts Stockholder Rights Plan

RICHMOND, Calif., Oct. 18/PRNewswire-FirstCall/—QRS Corporation (Nasdaq: QRSI, news) announced today that on October 17, 2002 its board of directors approved the adoption of a stockholder rights plan. The plan is similar to plans adopted by many other companies and was not adopted in response to any attempt to acquire the Company.

The rights plan is intended to help QRS shareholders realize the long-term value of their investment in QRS common stock. The rights plan is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the Company without offering fair price and terms to all of the Company's stockholders.

Under the rights plan, preferred stock purchase rights will be distributed as a non-taxable dividend at the rate of one right for each share of common stock of the Company held by stockholders of record as of the close of business on October 17, 2002. The rights will expire on October 17, 2012, unless earlier redeemed or exchanged. Each right will entitle QRS stockholders to buy one-thousandth of a share of preferred stock at an initial exercise price of $50. The rights are not immediately exercisable and generally will become exercisable if a person or group acquires 15 percent or more of the Company's common stock or commences a tender or exchange offer which would result in such person or group owning 15 percent or more of the Company's common stock. If the rights become exercisable, then all rights holders except the acquirer will be entitled to acquire for the then-current exercise price, shares of the Company's preferred stock that have a value of twice the exercise price.

In addition, after the rights become exercisable, if the Company is involved in a merger or other business combination transaction in which the Company does not survive or in which its common stock is changed or exchanged, or if the Company sells 50 percent or more of its assets or earning power to another person, then all rights holders except the acquirer will be entitled to purchase, at the rights' then-current exercise price, shares of common stock of such other person that have a value of twice the exercise price. The intended effect is to discourage acquisitions of 15 percent or more of the Company's common stock without negotiation with the Company's board of directors.

The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 days (subject to extension) after a public announcement that a 15 percent position in the Company's common stock has been acquired or after a person commences, or announces its intention to commence, a tender or exchange offer that would result in the bidder's beneficial ownership of 15 percent or more of the shares of the Company's common stock.

Further details of the stockholders rights plan are outlined in a letter that will be mailed to stockholders as of the record date. In addition, a copy of the rights plan will be filed with the Securities and Exchange Commission as an exhibit to the Company's report on Form 8-K.

About QRS

QRS has been building, automating and managing retail trading relationships through innovative software applications and services since 1988. Today, QRS is an established leader in providing collaborative commerce solutions for the extended supply chain. QRS offers scalable trading community connectivity; reliable product content management; real-time, synchronized transaction delivery; and Web-enabled sourcing and procurement. QRS solutions are used by more than 8,000 retail industry customers* representing the world's top retailers, vendors and manufacturers, including Federated Department Stores Inc., Selfridges plc, Sears, Roebuck and Co., LVMH LLC, Group Clarins USA and Jones Apparel Group Inc. With QRS adaptive commerce solutions, retail industry customers can transform their extended supply chain in response to marketplace dynamics, drive process efficiency and achieve superior profit. Learn more about QRS Corporation at www.qrs.com. *Based on total, unique QRS corporate customers that purchased or licensed QRS products and services between April 2001 and May 2002.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements regarding future events and the future financial performance of QRS Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by QRS Corporation with the SEC, specifically the most recent reports on Form 10-K, 8-K, and 10-Q, each as it may be amended from time to time, which identify important factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with general economic conditions; specific conditions in the retail industry; competition; changes in our senior management; rapid technological change in our industry; dependence upon key customers and their trading partners; ability to introduce and market acceptance of new products and services; the ability to successfully integrate and manage acquired businesses and technologies; and dependence upon IBM for e-commerce services, among others. QRS assumes no obligation to update the forward-looking information contained in this news release.

NOTE: QRS, the QRS logo, QRS Catalogue, QRS Compliance Link, QRS Exchange, QRS Merchandising, QRS Retail Intelligence Services, QRS Showroom and QRS Sourcing are trademarks or registered trademarks of QRS Corporation in the United States and other countries. Trademarks of third parties are owned by their respective owners.

CONTACT: Guy Yalif, +1-510-965-4470, or gyalif@qrs.com, or KT Rabin, +1-510-965-4441, or krabin@qrs.com, both of QRS Corporation

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  Exhibit 20(a)